Exhibit 99.1

For Immediate Release

RRSAT CONTINUES GLOBAL EXPANSION
WITH THE ACQUISITION OF JCA, A LONDON, UK-BASED COMPANY

Strategic Acquisition Facilitates Creation of RRsat Europe
in London, One of The World’s Largest Media and Broadcasting Centers

Airport City Business Park, Israel – September 3, 2013 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive digital content management and global content distribution services to the television and radio broadcasting industry, today announced the acquisition of JCA, a London-based provider of content management services. This acquisition is fully aligned with RRsat's growth strategy of becoming a global company with local presence in key locations. The acquisition is expected to be accretive to RRsat’s earnings within the first full operational quarter post acquisition.

“This acquisition and the formation of RRsat Europe Ltd. are important milestones in the implementation of our strategy to become a global company with local presence, closer to our clients,” commented Avi Cohen, RRsat CEO. “There are two major aspects to our business: content management and content distribution. While the content distribution aspect involves our state-of-the-art facilities in the U.S. and Israel, content preparation and management requires a local presence working closely with our customers. The addition of JCA’s sophisticated local operation in London will enable RRsat to leverage local talent and provide services specifically for content preparation and content management to customers in Europe. This is an important asset that will expand our scope of services and we are confident that it will enhance our leadership position in the market.”

“The effort to expand our local presence in key markets began with the acquisition of SM2 in 2012. This gave us an expanded local presence in the United States, content management and distribution of lucrative sports events, as well as access to top-tier North American customers,” added Mr. Cohen. “During 2013, we opened an office in Moscow, augmenting our access to customers in Russia and the Commonwealth of Independent States. Today, we are establishing a strong foothold in Europe, specifically in London, one of the world’s largest centers for media and broadcasting. The continued execution of this strategy will allow RRsat to expand further, effectively leveraging our global distribution infrastructure.”

Strategic benefits of the JCA acquisition include:

•
A solid business with impressive track record of growth, exceeding 400% since JCA was acquired by TVP Group in 2004 reaching revenue of just under $10 million (non-GAAP) during the last year as well as gross margins and profit margins that are consistently higher than RRsat’s.

•
A talented management team, with over 30 years of industry experience, which strengthens RRsat’s senior management team. JCA’s Managing Directors, Simon Kay and Nick Pannaman, will remain with the organization as Managing Directors of RRsat Europe Ltd., and will join RRsat’s executive management team, reporting directly to RRsat’s CEO.

•	A presence in London, a key strategic market and one of the premier broadcasting centers in the world, providing access to customers in continental Europe.

•
A top-tier customer base, including BBC Worldwide, Sony DADC, Shine International, Channel 4, Classic Media, DRG, Film4 as well as access to additional higher tier local broadcasting customers in the U.K. and Europe.

•
A broadening of RRsat’s content management capabilities, including expanded content preparation capabilities such as film restoration, ingest and transcoding, content re-versioning, digital platform distribution and its bespoke Media Window providing clients with their own on-line platform.

RRsat is acquiring 100% of TVP Group of which JCA is a wholly owned subsidiary. In consideration for the acquisition, RRsat will pay $9 million in net cash. An additional payment of $4.5 million will be deferred, conditional on business results including revenue growth and profitability in the three years following the acquisition. Management expects the acquisition to be accretive during the fourth quarter this year.

“Once we complete the integration of JCA, we plan to increase its core service and expand its global customer base and services,” added Mr. Cohen. “Our existing client base will benefit from additional sophisticated content preparation services. We plan to take advantage of the experienced local management team and their access to top tier clients in the U.K and Western Europe and offer RRsat's complete set of content management and global distribution services. Financially, we expect this acquisition to improve our overall profitability.”

RRsat management expects to fund this acquisition using cash on hand and through expected operating cash flow of the acquired entity.

Simon Kay, JCA's Managing Director stated: “We see that there will be tremendous benefit from leveraging RRsat's content management and distribution capabilities and we are excited to offer these sophisticated services to our clients. Evolving from being a stand-alone local company to being part of a global business will enable us to offer a greatly expanded service portfolio. We are committed to pursuing this opportunity and maximizing our capabilities as part of the RRsat group.”

Nick Pannaman, JCA’s Managing Director added: “RRsat is a proven leader in this rapidly growing industry, with state-of-the-art capabilities and an increasingly global footprint. We are excited to become part of this dynamic organization that will allow us to respond where we were unable to in the past. This move unlocks opportunity for our customers, our team and our business as it will allow us to broaden both our portfolio and customer base.”

Teleconference
Management will be holding a special conference call on Tuesday, September 3rd at 9a.m. EDT in order to provide further information and answer any questions.

•	Dial-in number from within the United States: 1- 877-941-1427

•	Dial-in number from Israel: 1809-34-4019

•	Dial-in number from the UK: 0800-358-5279

•	Dial-in number (other international): 1-480-629-9664

•	Playback, available until September 10, 2013 by calling 1-877-870-5176 (United States) or 1-858-384-5517 (international). Please use pin number 4638117 for the replay.

•	A live webcast is accessible at http://public.viavid.com/index.php?id=105963.

About JCA
JCA is a digital services specialist offering both video and digital TV and film packages to the media industry. Services include film restoration, video servicing and encoding / transcoding as well as an end-to-end digital asset management platform servicing file-based needs. Specializing in digital file formats, HD and SD tape formats, as well as digital delivery workflows and digital distribution, JCA works with clients such as BBC Worldwide, Channel 4, DRG, Fremantle Media, Classic Media, ITV, Film4 and Shine International.  Established in 1989, JCA was acquired by TVP Group in 2004, of which it is a wholly-owned subsidiary.

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, end-to-end, content management and distribution services to the rapidly expanding television and radio broadcasting industries, covering more than 150 countries. Through its RRsat Global Network, composed of satellite and terrestrial fiber optic capacity and the public Internet, RRsat provides high-quality and flexible global distribution services 24/7 to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide and also offers occasional use services for sports, news and events with a fleet of flyaways and over 10 transportable satellite news gathering services (SNG) units. More than 130 television and radio channels use RRsat’s advanced production and playout centers comprising comprehensive media asset management services. Visit the company's website http://www.rrsat.com

Safe Harbor Statement
This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. We undertake no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2012 and our Current Reports on Form 6-K.

Company Contact Information: Shmulik Koren, CFO Tel: +972 3 9280808 Shmulik.Koren@rrsat.com	Investor Relations Contacts: Hayden/MS-IR LLC Brett Maas/ Miri Segal-Scharia 646-536-7331/ 917-607-8654 Brett@haydenir.com/ msegal@ms-ir.com